

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 4, 2011

<u>Via U.S. Mail</u>

Mr. Donald Daniels, Controller
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

> **Re:** **JetBlue Airways Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 000-49728**

Dear Mr. Daniels:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page 44
Notes to Consolidated Financial Statements, page 49
Note 1 – Summary of Significant Accounting Policies, page 49
Passenger Revenues, page 51

1. We note from page 7 that the company sells vacation packages through JetBlue Gateways, a vacation website involving air travel, hotels, car rentals and attractions. To the extent material, please tell us, and revise future filings to disclose your revenue recognition policies with respect to these arrangements.

Investment Securities, page 49

2. We note from the disclosure included in Note 1 that the company's available for sale and held to maturity investment securities have increased since the prior year. In light of the increasing materiality of such investments, please revise the notes to the company's financial statements in future filings to include all of the disclosures required by ASC 320-10-50 with respect to the company's available for sale and held for investment securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief